OneSpan Inc. SC TO-I

Exhibit (a)(1)(D)

Offer to Purchase for Cash
by
OneSpan Inc.
Up to 20 Million of its Shares of Common Stock
At a Cash Purchase Price Not More than $11.00 per Share Nor Less than $9.50 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, AT THE
END OF THE DAY, NEW YORK CITY TIME, ON DECEMBER 11, 2023, UNLESS THE
OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY
BE EXTENDED, THE “EXPIRATION DATE”).

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

OneSpan Inc., a Delaware corporation (the “Company”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to $20 million in aggregate purchase price of its issued and outstanding shares of Common Stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), at a price calculated as described herein and in the Offer to Purchase (as defined below) that is a price not greater than $11.00 nor less than $9.50 per Share to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 13, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase, the “Offer”).

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares properly tendered and the prices specified, or deemed specified, by tendering shareholders. We will select this single per Share price (the “Purchase Price”) as the lowest single purchase price (in increments of $0.10), not greater than $11.00 nor less than $9.50 per Share, that would allow the Company to purchase the maximum number of Shares for an aggregate purchase price not to exceed $20 million, or all Shares properly tendered and not properly withdrawn in the event that less than $20 million in aggregate purchase price of Shares is properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Purchase Price, including Shares tendered at a price lower than the Purchase Price subject to “Odd Lot” priority, proration and the conditional tender provisions described in the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered.

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase and other related materials.

The Company will not purchase any Shares tendered at prices in excess of the Purchase Price. The term “Expiration Date” refers to the specific time and date on which the Offer expires. Upon the terms and subject to the conditions of the Offer, if $20 million in aggregate purchase price of Shares or less is properly tendered and not properly withdrawn, the Company will purchase all Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date. Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be purchased in the Offer in accordance with the terms and subject to the conditions of the Offer (including the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase). Under no circumstances will interest be paid on the Purchase Price for the Shares regardless of any delay in making such payment. All Shares acquired in the Offer, if any, will be acquired at the Purchase Price, including those Shares tendered at a price lower than the Purchase Price. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the number of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, if more than $20 million in aggregate purchase price of Shares is tendered in the Offer at or below the Purchase Price, the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Expiration Date.

The Company expressly reserves the right, in its sole discretion, to (i) upon the occurrence of any of certain conditions to the Offer more specifically described in the Offer to Purchase, (a) terminate the Offer and return all tendered Shares to the tendering shareholders, (b) extend the Offer and, subject to the withdrawal rights set forth in the Offer to Purchase, retain all of the tendered Shares until the expiration of the Offer as so extended, (c) waive a condition to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares properly tendered and not properly withdrawn prior to the Expiration Date or (d) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of such condition, or (ii) amend the Offer in any respect, subject to applicable law.

If the conditions to the Offer have been satisfied or waived and more than $20 million in aggregate purchase price of Shares has been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares on the following basis:

●	first, the Company will purchase all Odd Lots of fewer than 100 Shares at the Purchase Price from shareholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference;

●	second, after purchasing all Odd Lots that were properly tendered at or below the Purchase Price, subject to the conditional tender provisions described in the Offer to Purchase (whereby a holder may specify the minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), the Company will purchase all Shares properly tendered at or below the Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

●	third, only if necessary to permit the Company to purchase $20 million in aggregate purchase price of Shares (or such greater amount the Company may elect to purchase, subject to applicable law), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares at or below the Purchase Price.

As a result of the foregoing priorities applicable to the purchase of Shares properly tendered, it is possible that fewer than all Shares tendered by a shareholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though those Shares were properly tendered at prices at or below the Purchase Price and not properly withdrawn. Shares not purchased in the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of conditional tender, will be returned to the tendering shareholders at the Company’s expense promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered. However, the Offer is subject to certain other conditions. See Section 7 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the Offer to Purchase.

The Company’s Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, B. Riley Securities, Inc., the dealer manager for the Offer (the “Dealer Manager”), Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”) and the information agent for the Offer (the “Information Agent”), makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which shareholders may choose to tender their Shares. None of the Company, the members of its Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. Shareholders should carefully evaluate all information in the Offer to Purchase and should consult their own financial and tax advisors. Shareholders must decide whether to tender or refrain from tendering their Shares and, if deciding to tender, how many Shares to tender and the price or prices at which they wish to tender. In doing so, a shareholder should read carefully the information in the Offer to Purchase and other related materials before making any decision with respect to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE 12:00 MIDNIGHT, AT THE END OF THE DAY, NEW YORK CITY TIME, ON DECEMBER 11, 2023, UNLESS THE OFFER IS EXTENDED.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent, as described in Section 16 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers (including, if applicable, the Dealer Manager), commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all share transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase.

Any inquiries you may have with respect to the Offer may be addressed to the Dealer Manager at its address and telephone number listed below.

Additional copies of the Offer to Purchase and other related materials may also be obtained from the Information Agent for the Offer collect at (855) 793-5068.

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

The Dealer Manager for the Offer is:

B. Riley Securities, Inc.

11100 Santa Monica Boulevard #800

Los Angeles, CA 90025

Phone: (310) 966-1444

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